--------------------------------------------------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                      For the month ended November 30, 2001

                                   CEYONIQ AG
                       (formerly CE Computer Equipment AG)
             (Exact name of registrant as specified in its charter)


                                Winterstrasse 49
                                D-33649 Bielefeld
                                     Germany
                                (49-521) 9318 01
                    (Address of principal executive offices)

                               ------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

--------------------------------------------------------------------------------

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEYONIQ AG. has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CEYONIQ AG


Date: November 27, 2001             By:  /s/ Gerd Buhrig
                                         ---------------------------------------
                                         Gerd Buhrig
                                         Member of the Board

CEYONIQ AG
Winterstra(beta)e 49
33649 Bielefeld
Germany
Phone: +49 (0) 521-9318-01
Fax: +49 (0) 521-9318-111
http://www.ceyoniq.com



++ CE AG is CEYONIQ AG +++ CE AG is CEYONIQ AG ++


PRESS RELEASE
(Ad hoc Press Release in accordance withss.15 WpHG on November 22, 2001)

CEYONIQ: Strong growth in the first nine months, +81.6% increase in revenues, +75.1% increase in EBITDA; Changes in the executive board effective by the end of the year
Bielefeld, November 22, 2001 - CEYONIQ, one of the world's leading providers on the expanding market for innovative Content Management solutions, continues on its successful course. Revenues of the CEYONIQ group increased in the first nine months of 2001 by +81.6% to EUR 89.62 m (9-month revenue 2000: EUR 49.35 m). The EBITDA increased by +75,1% to EUR 23.98 m. compared to the same period last year. The earnings per share (EPS) before goodwill depreciation amounted to EUR
0.34 and after goodwill depreciation EUR 0.10.

The major share of group revenues is attributed to high-yield licence revenue which accounted for 50% (61% in 2000) of revenues, followed by services with 32% (23% in 2000), maintenance with 10% (10% in 2000) and merchandise with 8% (6% in 2000). The percentage shift within the revenue structure is essentially caused by the consolidation of the US-subsidiary since January 23, 2001.

In the first nine months, depreciation in the group amounted to EUR 15.08 m. (+123.8%), including EUR 6.81 m. for goodwill depreciation.

Expenditures for research and development amounted to EUR 18.1 m. (20,2% of revenues). During the report period, development activities focussed primarily on completion of the solution portfolio CEYONIQ Solutions.

The profit on revenues before taxes on earnings and goodwill depreciation in the group amounted to 14,7 % for the first nine months.

As of September 30, 2001, CEYONIQ employed 858 members of staff worldwide (555 employees at the same point in time last year), including 175 in North America
(0).

The terrorist attacks on September 11 and the resulting uncertainty in many branches of the economy have also affected our business activities, particularly in the USA. We realized that certain customers have postponed their projects and investments to a later point in time. Under these handicaps, the US subsidiary CEYONIQ Inc. (formerly TREEV Inc.) earned sales revenues of EUR 6.6 m. in the 3rd quarter. Sales revenues in the first nine months amounted to EUR 20.9 m. in total, an increase of 11.5% compared to the same period last year. The American company's EBIT in the first nine months amounted to EUR 0 m. compared to a considerable loss registered in the same period last year. Reorganisation and streamlining of the company are successfully in progress at the moment.

In last months, CEYONIQ has concentrated on optimising the company-structure. Synergy effects from previous acquisitions have been put to good use, structures slimmed down and potential cost reductions tapped which will come to full effect in 2002.

With its solid and broad customer basis of around 4,500 customers world-wide and its significant product innovations, CEYONIQ is well positioned as a leading provider of company-wide Content Lifecycle Management (CLM).

Upon end of December 2001, Jurgen Brintrup und Milan Stahl will leave the executive board of the company. Jurgen Brintrup accompanied CEYONIQ successfully in its growth since more than 11 years. Jurgen Brintrup will remain a major shareholder and will not offer any shares at the stock exchange within the next year. He will found a consulting agency and use his long-standing management experience. Milan Stahl returns to Frankfurt after he successfully built up the departments "Investor Relations" und "Mergers & Acquisitions". He will work for a new founded bank and will accept challenges in the institutional equity business.

Thomas Wenzke takes over the function of CEO and carries on the business together with Gerd Buhrig.

CEYONIQ expects 2001 to be another successful year in the context of impaired but nevertheless still positive business development, good positioning on the US market and Europe, and significant product innovations. CEYONIQ is concentrating on strong growth in its core areas (CLM). For the coming business year 2002, CEYONIQ will be pursuing the following objectives: positive operative cash flows in all four quarters and clear decrease in third-party debt. Group accounting will be converted from IAS to US-GAAP at the start of the new business year. This decision has been influenced by the group's US presence and the NASDAQ listing and it will lead to the elimination of goodwill depreciation from the income statement.

Project and order backlog already booked for a total of EUR 46 m anticipates the new fiscal year with confidence.


Amounts in thousand Euro           1.1.-30.9.01     Changes      1.1.-30.9.00


Revenues                            89,620           +81.6%            49,354
EBITDA                              23,981           +75.1%            13,693
Goodwill depreciations               6,810           255.6%             1,915
Other depreciation                   8,274           +71.5%             4,824
EBIT before depreciation            15,707           +77.1%             8,869
EBIT after depreciation              8,897           +27.9%             6,954
EBT before goodwill depreciation    13,176           +60.5%             8,210
EBT after goodwill depreciation      6,366            +0.8%             6,318
Group profit before goodwill         9,071          +101.3%             4,507
depreciation
Group profit after goodwill          2,771           -21.1%             3,511
depreciation
EPS before goodwill depreciation      0.34           +43.5%              0.23
(amounts in Euro)
EPS after goodwill depreciation       0.10           -44.4%              0.18
(amounts in Euro)
Average number of issued shares 26,411,826                         19,470,302
Employees an 30.9.                     858            +54.6%              555


Amounts in thousand Euro           1.7.-30.9.01     Changes      1.7.-30.9.00

Revenues                            30,404           +66.8%            18,221
EBITDA                               7,734           +33.1%             5,810
Goodwill depreciations               2,454          +152.0%               974
Other depreciation                   3,080           +51.6%             2,031
EBIT before depreciation             4,654           +23.2%             3,779
EBIT after depreciation              2,200           -21.6%             2,805
EBT before goodwill depreciation     3,607            +1.9%             3,539
EBT after goodwill depreciation      1,153           -55,0%             2,565
Group profit before goodwill         3,049           +54.4%             1,975
depreciation
Group profit after goodwill            781           -46,8%             1,468
depreciation
EPS before goodwill depreciation      0.11             +10%              0.10
(amounts in Euro)
EPS after goodwill depreciation       0.03           -57,1%              0.07
(amounts in Euro)
Average number of issued shares 27,316,975                         19,839,457


Your contact:

CEYONIQ Aktiengesellschaft
Regine Kaufmann
Investor Relations
Winterstrasse 49
D-33649 Bielefeld
Tel.: ++49 (0) 521/ 93 18 - 2001
Fax: ++49 (0) 521/ 93 18 - 1029
E-Mail: r.kaufmann@ceyoniq.com